UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

Room 805, West Tower, Century Fortune Center Guanghua Road, Chaoyang District, Beijing

People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Luokung Technology Corp.

Luokung Technology Corp. Reports

Unaudited Financial Results for the First Six Months of Fiscal Year 2024

Luokung Technology Corp. (Nasdaq: LKCO) (“Luokung,” “we” or the “Company”), today announced the unaudited financial results for the six months ended June 30, 2024. The financial statements and other financial information included in this Form 6-K are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Financial Highlights for the Six Months Ended June 30, 2024:

Revenues for the six months ended June 30, 2024 decreased 78.2%, to $1,351,496 from $6,197,913 for the six months ended June 30, 2023;

Net loss of $11,590,311 for the six months ended June 30, 2024 as compared to net loss of $22,458,378 for the six months ended June 30, 2023;

Basic and diluted loss per share was $5.12 and $10.40 for the six months ended June 30, 2024 and 2023; and

Weighted average shares outstanding for the six months ended June 30, 2024 were 2,223,447, compared to 2,125,368 for the six months ended June 30, 2023, both of which were retroactively restated to reflect the impact of the 8-to-1 reverse stock split effective on September 17, 2024.

“In the first half of the 2024 fiscal year, our revenue was $1.4 million, a decrease of 78.2% from $6.2 million for the same period of the 2023 fiscal year. The Company has made certain adjustments to its business in response to market changes. It will continue to strengthen and advance its smart city and IoT-related businesses. Additionally, the Company plans to undertake a series of asset restructuring and debt restructuring initiatives.” said Mr. Song Xuesong, the Company’s Chief Executive Officer.

Results of Operations - Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenue

The Company’s revenues for the six months ended June 30, 2024 and 2023 primarily consisted of smart transportation from the Company’s variable interest entity, eMapgo Technologies (Beijing) Co., Ltd. (“EMG”).

Smart transportation

Map data licensing

EMG provides perpetual map data licenses to customers and collects one-time license fees from customers. Revenue is recognized at the point in time when customers obtain the right to use the map data.

Autonomous driving simulation and verification test

EMG provides data collection and desensitization for compliance with legal requirements to which system manufacturers and automobile manufacturers for autonomous driving simulation and verification testing are subject. Revenues are derived from the provision of data collection and desensitization services for compliance with legal requirements. Revenues are recognized over time as the services are performed because customers receive and consume the benefit of the performance of services throughout the contract period.

Map service platform local deployment

Through local deployment, EMG provides a one-time map service platform license or a map service platform license for a contracted period to certain public sectors and enterprises to support location-based applications with updates to the map service platform during such contracted period. The map service platform includes map data and software that support certain map applications including display, search, routing and others. Revenues from a map data license for a given period are recognized ratably over time because customers receive and consume the benefit of the map services throughout the contract period.

For the six months ended June 30, 2024, the Company had revenue of $1,351,496, as compared to revenue of $6,197,913 for the six months ended June 30, 2023, a decrease of $4,846,417, or 78.2%.

Smart transportation

For the six months ended June 30, 2024, revenue from smart transportation was $1,351,496, an increase of $4,516,821, or 77.0%, from $5,868,317 for the six months ended June 30, 2023.

Operating costs and expenses

The Company’s operating costs and expenses consisted of cost of revenues, selling, general and administrative expenses, and research and development expenses.

Cost of Revenues

Cost of revenues decreased by 75.1% to $797,815 for the six months ended June 30, 2024 from $3,202,677 for the six months ended June 30, 2023.

The cost of revenues primarily consisted of traffic acquisition costs for advertising business and salary and benefit expenses. The Company’s traffic acquisition costs may vary due to a number of factors, including scale, targeted audience and the geography of traffic.

Included in salary and benefit expenses are those for employees directly involved in data collection and processing, direct production costs, which are primarily comprised of field survey-related costs and hard disk materials costs, and depreciation of facilities and equipment used in data collection and processing.

Selling and marketing expense

The Company’s selling and marketing expense mainly includes promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $645,868 for the six months ended June 30, 2024, as compared to $1,534,979 for the six months ended June 30, 2023, a decrease of $889,111 or 57.9%. The decrease was mainly due to fewer selling and marketing activities was conducted.

General and administrative expense

The Company’s general and administrative expenses consisted primarily of salaries and benefits for the Company’s general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services.

General and administrative expense totaled $1,748,765 for the six months ended June 30, 2024, as compared to $7,518,082 for the six months ended June 30, 2023, a decrease of $5,769,317 or 76.7%. The decrease was primarily attributable to the decrease in employee incentive plan of approximately $3,867,000.

Research and development expenses

Research and development expenses primarily consisted of salaries and benefits for research and development personnel.

Research and development expenses totaled $8,566,187 for the six months ended June 30, 2024, as compared to $14,544,380 for the six months ended June 30, 2023, a decrease of $5,978,193 or 41.1%. The decrease was primarily attributable to a decrease in salaries and share based compensation due to a decrease in headcount of staff in the research and development department.

Loss from operations

As a result of the factors described above, for the six months ended June 30, 2024, loss from operations amounted to $10,407,139 as compared to loss from operations of $20,602,205 for the six months ended June 30, 2023, a decrease of $10,195,066, or 49.5%.

Other income/expense

Other income/expense primarily included interest expenses from other loans and foreign currency gains/losses.

For the six months ended June 30, 2024, other expense, net, amounted to $1,739,360 as compared to other expense, net, of $2,412,361 for the six months ended June 30, 2023, a decrease of $673,001, or 27.9%, which was primarily attributable to a decrease in other expenses of approximately $768,000, offset by an increase in foreign currency transaction loss of approximately $163,000.

Net loss

As a result of the factors described above, the Company’s net loss was $11,590,311 for the six months ended June 30, 2024, compared to net loss of $22,458,000 for the six months ended June 30, 2023, a decrease of $10,868,067 or 48.4%.

Foreign currency translation adjustment

The Company’s reporting currency is the U.S. dollar. The functional currency of the Company’s subsidiaries (LK Technology, MMB and Mobile Media) is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of the Company’s subsidiaries incorporated in China are translated to U.S. dollars using period end exchange rates for assets and liabilities, and average exchange rates (for the period) for revenue, costs and expenses. Net gains and losses resulting from foreign exchange transactions are included in the Company’s consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, the Company reported a foreign currency translation gain of $192,501 for the six months ended June 30, 2024, as compared to a foreign currency translation gain of $3,293,075 for the six months ended June 30, 2023. This non-cash gain had the effect of decreasing the Company’s reported comprehensive loss.

Comprehensive loss

As a result of the Company’s foreign currency translation adjustment, the Company’s had comprehensive loss for the six months ended June 30, 2024 of $11,782,812, compared to comprehensive loss of $19,165,303 for the six months ended June 30, 2023.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. The Company historically relied on cash flow provided by operations and financing to provide its working capital. At June 30, 2024 and December 31, 2023, the Company had cash balances of approximately $351,021 and $83,986, respectively. A significant portion of these funds are located in financial institutions located in the PRC and will continue to be indefinitely reinvested in the Company’s operations in the PRC.

The following table sets forth a summary of changes in the Company’s working capital from December 31, 2023 to June 30, 2024:

	June 30, 2024	December 31, 2023	Change	Percentage Change
Working capital deficit:
Total current assets	$7,630,058	$7,148,724	$481,334	(6.7)%
Total current liabilities	96,359,654	100,740,467	(4,380,813)	(4.3)%
Working capital deficit:	$(88,729,596)	$(93,591,743)	$4,862,147	(5.2)%

The Company’s working capital deficit decreased by $4,862,147 to a working capital deficit of $88,729,596 at June 30, 2024 from $93,591,743 at December 31, 2023. This decrease in working capital deficit is primarily attributable to an increase in cash of approximately $267,000, an increase in other receivables and prepayment of approximately $1,005,000, a decrease in accounts payable of approximately $198,000, a decrease in accrued liabilities and other payables of approximately $3,510,000 and a decrease in lease liabilities – current portion of approximately $657,000, offset by a decrease in accounts receivable, net of allowance for expected credit losses of approximately $757,000.

The Company had incurred negative cash flows from operating activities and net losses for the six months ended June 30, 2024, which raise substantial doubt about the Company’s ability to continue as a going concern. In order to continue as a going concern and mitigate our liquidity risk, the Company will need additional capital resources, among other things. Management’s plans to obtain such resources for the Company include (1) endeavoring to enter into more sales contracts, (2) increasing proceeds from loans from both unrelated and related parties to provide the resources necessary to fund the development of our business plan and operations, and (3) increasing proceeds from loans from financial institutions and/or existing investors to increase working capital in order to meet capital demands.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS for various industries in China. Backed by its proprietary technologies and expertise in multi-sourced intelligent spatial-temporal big data, Luokung has established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, among others). The Company routinely provides important updates on its website: https://www.luokung.com.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report of Foreign Private Issuer of Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on October 22, 2024, and the Company’s subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Mr. Jian Zhang

Tel: (+86) 10-6506 5217

Email: zhangjian@luokung.com

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of June 30,	As of December 31,
	2024	2023
Assets
Current assets:
Cash	$351,021	$83,986
Restricted cash	459,440	462,300
Accounts receivable, net of allowance for expected credit losses	2,592,618	3,349,504
Other receivables and prepayment	3,810,948	2,805,669
Amounts due from associate	411,822	447,265
Notes receivable	4,209	-
Total current assets	7,630,058	7,148,724
Non-current assets:
Property and equipment, net	589,280	1,082,000
Intangible assets, net	38,550,715	43,329,144
Goodwill	377,665	377,665
Investment	704,909	707,430
Right-of-use assets	124,431	744,210
Deferred tax assets		-
Other assets		-
Equity method investment	124,856	-
Other receivables, net (long term)	270,877	248,569
Total non-current assets	40,742,733	46,489,018
TOTAL ASSETS	48,372,791	53,637,742
Liabilities
Current liabilities:
Accounts payable	8,036,662	8,234,891
Accrued liabilities and other payables	85,734,582	89,244,659
Amounts due to associate	35,115	35,334
Contract liabilities	678,311	682,534
Lease liabilities – current portion	73,456	730,304
Amounts due to related parties	1,801,528	1,812,745
Total current liabilities	96,359,654	100,740,467
Non-current liabilities:
Lease liabilities – non-current portion	82,129	62,528
Deferred tax liabilities	2,010,792	2,566,980
Accrued liabilities and other payables	3,271,352	3,291,721
Total non- current liabilities	5,364,273	5,921,229
TOTAL LIABILITIES	101,723,927	106,661,696

Commitments and contingencies

Mezzanine equity
Redeemable preferred shares, $2.4 par value, 90,812 shares authorized, issued and outstanding at June 30, 2024 and December 31, 2023	10,204,326	10,204,326

Shareholders’ Equity

Share capital
Preferred shares, $2.4; 10,417 shares authorized, issued and outstanding at June 30, 2024 and December 31, 2023	25,000	25,000
Ordinary shares, $2.4 par value; 125,000,000 shares authorized; 2,439,727 and 2,052,078 shares issued and outstanding at June 30, 2024 and December 31, 2023	5,855,345	5,855,345
Additional paid-in capital	348,787,846	348,787,846
Accumulated deficit	(427,972,747)	(416,581,282)
Accumulated other comprehensive (loss) / income	11,773,696	536,155
Total (deficit) attributable to owners of the company	(61,530,860)	(61,376,936)
Non-controlling interest	(2,024,602)	(1,851,344)

Total Shareholders’ (Deficit)	(63,555,462)	(63,228,280)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$48,372,791	$53,637,742

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Six Months Ended
	June 30,
	2024	2023

Revenues	$1,351,496	$6,197,913
Less: Operating costs and expenses:
Cost of revenues	797,815	3,202,677
Selling and marketing	645,868	1,534,979
General and administrative	1,748,765	7,518,082
Research and development	8,566,187	14,544,380
Total Operating costs and expenses	10,960,820	23,597,441
Loss from operations	(10,407,139)	(20,602,205)
Other income (expense):
Interest expense	(1,716,108)	(1,783,900)
Foreign exchange losses, net	(11,838)	151,234
Other income, net	(11,414)	(779,695)
Total other expense, net	(1,739,360)	(2,412,361)
Loss before income taxes	(12,146,499)	(23,014,566)
Income tax credit	556,188	556,188
Net loss	$(11,590,311)	$(22,458,378)
Less: Net loss attributable to the non-controlling interest	198,846	326,948
Net loss attributable to owners of the Company	$(11,391,465)	$(22,131,430)
Comprehensive loss:
Net loss	(11,590,311)	(22,458,378)
Other comprehensive income:
Foreign currency translation adjustment	192,501	3,293,075
Comprehensive loss	$(11,782,812)	$(19,165,303)
Less: Comprehensive profit (loss) attributable to the non-controlling interest	185,687	(1,960,326)
Comprehensive loss attributable to owner of the company	$(11,597,125)	$(21,125,629)
Net loss per ordinary share:
Basic and Diluted	$(5.12)	$(10.40)

Weighted average number of ordinary shares outstanding Basic and Diluted	2,223,447	2,125,368

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Six month June 30,
	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(11,590,311)	(22,458,378)
Depreciation and amortization	5,233,784	8,155,535
Amortization of right-of-use assets	99,779	851,698
Increase in allowance for doubtful accounts	(176,406)	(559,797)
Loss on disposal of Subsidiary	(105,379)	-
Common stock issuance for professional fee	-	2,858,833
Loss on disposal of property and equipment	-	872,638

Changes in assets and liabilities
Accounts receivable	884,808	6,331,799
Change in note receivable	(4,209)	2,194
Other receivables and prepayment	(960,327)	25,570,668
Deferred revenue	(4,223)	(566,206)
Accounts payable	(198,229)	(1,913,437)
Accrued liabilities and other payables	6,477,279	(19,231,288)
Change in deferred tax liability	(556,188)	(556,188)
Change in inventories	28	273

Net cash used in operating activities	(899,594)	(641,656)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	226,899

Net cash used in investing activities	-	226,899

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment to related parties	24,007	583,726
Net cash provided by financing activities	24,007	583,726

Effect of foreign exchange rate changes	1,139,762	(437,027)

Net decrease in cash	264,175	(268,058)
Cash at beginning of year	546,286	1,264,881

Cash at end of period	$810,461	996,823
Supplemental cash flow disclosures:

Cash and cash equivalents	351,021	683,848
Restricted cash	459,440	312,975
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	810,461	996,823
Non-cash transaction:
Share based compensation	-	2,858,833

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive Income	Non- controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	(loss)	Interest	Equity
Balance as of December 31, 2021	385,542,224	$3,855,422	1,000,000	$10,000	$316,322,976	$(182,710,276)	$(1,592,762)	$7,758,316	$143,643,676

Issuance of ordinary shares	106,956,464	1,069,565	-	-	27,286,328	-	-	-	28,355,893

Issuance of preferred shares			1,500,000	15,000	292,500				307,500

Net loss	-	-	-	-	-	(52,539,682)	-	2,327,941	(50,211,741)

Acquisition of subsidiaries	-	-	-	-	-	-	-	(194,363)	(194,363)

Foreign currency translation adjustment	-	-	-	-	-	-	2,135,731	68,475	2,204,206

Balance as of December 31, 2022	492,498,688	$4,924,987	2,500,000	$25,000	$343,901,804	$(235,249,958)	$542,969	$9,960,369	$124,105,171

Issuance of ordinary shares	11,195,339	930,358	-	-	7,561,742	-	-	-	8,492,100

Reverse split	(501,254,300)		(2,489,583)

Net loss	-	-	-	-	-	(181,331,324)	-	(390,905)	(181,722,229)

Loss of control over subsidiaries	-	-	-	-	(2,675,700)	-	-	(11,235,121)	(13,910,821)

Foreign currency translation adjustment	-	-	-	-	-	-	(6,814)	(185,687)	(192,501)

Balance as of December 31, 2023	2,439,727	$5,855,345	10,417	$25,000	$348,787,846	$(407,381,356)	$531,136	$(1,851,344)	$(63,228,280)

Reverse split

Issuance of ordinary shares

Net loss	-	-	-	-	-	(11,391,465)	-	(198,846)	(11,590,311)

Loss of control over subsidiaries	-	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	-	11,237,541	25,588	11,263,129
Balance June 30, 2024	2,439,727	$5,855,345	10,417	$25,000	$348,787,846	$(427,972,747)	$(11,773,696)	$(2,024,602)	$(63,555,462)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date: January 10, 2025	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer